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Exhibit 99.2

News Release
January 13, 2000

Trading Symbols:
TRBD (EASDAQ)

TURBODYNE SETTLES WITH LLOYDS OF LONDON

    Carpinteria, CA—January 13, 2000—Turbodyne Technologies Inc.'s (EASDAQ:TRBD) CEO Gerhard Delf announced today that Turbodyne has settled its lawsuit against Lloyds of London.

    Turbodyne filed suit against Lloyds on May 3, 1999 in Los Angeles Superior Court. This 1999 litigation involved Lloyds' denial of coverage under Turbodyne's directors' and officers' insurance in the Grand Tech Inc. litigation against Turbodyne and Ed Halimi, a director and former officer. Turbodyne's complaint was for, among other things, breach of contract.

    The terms of settlement provided for a lump sum payment of $1.5 million to Turbodyne. Turbodyne has received payment of the settlement amount.

    Turbodyne Technologies Inc., a California based high technology company, specializes in the development, manufacture and marketing of performance enhancement, fuel economy and pollution control products for internal combustion engines in the global automotive, transportation, construction, marine, mining and military industries.

    Turbodyne Technologies Inc.'s headquarters and plant are located in Carpinteria, CA; additional offices are located in Syosset, NY; Paris, France; and Frankfurt, Germany.

Contacts:

Corporate Communications, Peter Weichselbraun (800) 566-1130
VP Group Finance—Investor Relations, Ken Fitzpatrick (800) 566-1130
European Business Development, Markus Kumbrink +49-69-975-44-665

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TURBODYNE SETTLES WITH LLOYDS OF LONDON